08029024
Washington, DC
100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Leaders Group, Inc.

OFFICIAL USE ONLY
8-47639
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 West Dry Creek Circle, Suite 575
(No. and Street)

Littleton, CO 80120
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave Wickersham (303) 797-9080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jaspers & Hall, PC
(Name – *if individual, state last, first, middle name*)

7900 East Union Ave, Suite 900 Denver, CO 80237
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David R Wickersham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Leaders Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
BETTY J. VON TERSCH
STATE OF COLORADO

My Comm. Expires 1/24/11

Betty J. Von Tersch
Notary Public

Signature

President/CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE LEADERS GROUP, INC.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEAR ENDED DECEMBER 31, 2007

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

THE LEADERS GROUP, INC.

TABLE OF CONTENTS

JASPERS + HALL, PC
CERTIFIED PUBLIC ACCOUNTANTS
7900 East Union Ave, Suite 900
Denver, CO 80237
303-773-3391

To the Board of Directors of
The Leaders Group, Inc.
Denver, Colorado

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of The Leaders Group, Inc. as of December 31, 2007 and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Leaders Group, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedules on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jaspers + Hall, PC

February 27, 2008

THE LEADERS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007
(With Comparative Totals for 2006)

	2007	2006
ASSETS		
Cash	$1,386,896	$ 702,898
Clearing Deposit Receivable	26,164	25,616
Commissions Receivable	412,040	300,045
Total Current Assets	1,825,100	1,028,559
Other Assets - Deposits	11,978	16,223
Total Assets	$1,837,078	$1,044,782
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Current Liabilities		
Accounts Payable	$ 559,223	$ 126,000
Income Taxes Payable	4,216	16,408
Commissions Payable	482,260	145,014
Total Liabilities	1,045,699	287,422
STOCKHOLDER'S EQUITY:		
Common Stock, $.10 par value, 20,000 shares authorized and outstanding	2,000	2,000
Additional Paid-In Capital	12,000	12,000
Retained Earnings	777,379	743,360
Total Stockholder's Equity	791,379	757,360
Total Liabilities and Stockholder's Equity	$1,837,078	$1,044,782

The accompanying notes are an integral part of these financial statements.

THE LEADERS GROUP, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007
(With Comparative Totals for 2006)

	2007	2006
Revenues - Commissions and Consulting	24,837,275	$ 18,897,910
Operating Expenses:		
Commissions	20,757,329	14,680,516
Payroll Expense	1,629,342	2,033,806
Professional Fees	848,102	191,517
Insurance	520,539	777,569
Management Fee	460,000	300,000
Licenses and Permits	210,433	281,225
Travel & Entertainment	181,302	125,480
Rent	94,512	78,016
Settlement	50,000	949
Telephone	30,445	34,480
Software LIcense	20,150	18,900
Dues and Subscriptions	17,076	21,408
Office Supplies	16,978	39,194
Postage and Delivery	13,624	16,719
Meetings	10,298	-
Bank Service Charges	9,633	6,908
Printing and Reproduction	5,060	3,896
Taxes	2,293	418
Reference Materials	1,796	4,275
Supplies	1,651	953
Repairs	1,288	4,476
Training	1,191	591
Website expense	555	-
Penalty	485	408
Software Development	114	30,411
Equipment Rental	110	-
Consulting Expense	-	128,000
Garnishment	-	45,546
Equipment expense	-	9,753
Equipment Lease	-	4,482
Advertising	-	800
Marketing	-	531
Charity	-	500
Interest Expense	-	293
Total Operating Expenses	24,884,306	18,842,020
Income From Operations	(47,031)	55,890
Other Income - Interest	84,235	7,988
Income Before Federal Income Taxes	37,204	63,878
Provision For Income Taxes	3,185	16,408
Net Income	$ 34,019	$ 47,470
Net Income Per Share	$ 1.70	$ 2.37

The accompanying notes are an integral part of these financial statements.

THE LEADERS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2006	$ 2,000	$ 12,000	$ 695,890	$ 709,890
Net Income	-	-	47,470	47,470
Balance, December 31, 2006	2,000	12,000	743,360	757,360
Net Income	-	-	34,019	34,019
Balance, December 31, 2007	$ 2,000	$ 12,000	$ 777,379	$ 791,379

The accompanying notes are an integral part of these financial statements.

THE LEADERS GROUP, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007
(With Comparative Totals for 2006)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	34,019	$ 47,470
Adjustments to reconcile Net Income (Loss) to net cash provided (used) by operating activities:		
Change in certain Assets and Liabilities:		
Decrease (Increase) in Commissions Receivable	(111,995)	(63,976)
Decrease (Increase) in Deposits	3,697	30,056
(Decrease) Increase in Accounts Payable	433,223	(150,707)
(Decrease) Increase in Taxes Payable	(12,192)	3,144
(Decrease) Increase in Commissions Payable	337,246	(171,246)
Net Cash Provided (Used) by Operating Activities	683,998	(305,259)
Net Increase (Decrease) in Cash	683,998	(305,259)
Cash, Beginning of Period	702,898	1,008,157
Cash, End of Period	$ 1,386,896	$ 702,898
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for income taxes	$ 16,408	$ 13,264
Cash paid during the year for interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

The Leaders Group, Inc. (TLG or the Company) is owned 100% by David R. Wickersham and was incorporated under the laws of the State of Delaware in July, 1994. TLG was formed to provide turn-key broker-dealer and back office support for financial service professionals. TLG was originally owned by D.E. Frey Group, Inc. In January 1995,SunAmerica Securities, Inc. acquired 100% of he equity ownership of TLG. Wickersham and Janney purchased all issued and outstanding stock of TLG as of July 10, 1995. On May 21, 1999, David R.Wickersham purchased all of the stock owned by Larry K. Janney from the Larry K. Janney Estate. The Company is currently owned by Wickersham Family Investment LLLP.

In accordance with regulations under the Securities Exchange Act of 1934 the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA), formerly know as NASD. This is a self-regulating body formed by the industry to protect its members and the investing public.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker—dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions - Proprietary securities transactions in regular—way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with regulated commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions - Commissions and related clearing expenses are recorded on a trade—date basis as securities transactions occur.

Statement of Cash Flows - For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Deferred Compensation - No provision is made for holidays and sick leave pay since only those on commission basis would be eligible and there is no agreement. Any amounts determined for deferred compensation would be immaterial. There are no provisions for salaried personnel.

Property and Equipment - Property and equipment are carried at cost and additions are capitalized if they exceed the capitalization threshold of $5,000. Maintenance and repairs are charged to costs as incurred. Expenditures for major betterments are capitalized and depreciated over the estimated life of the asset. Gain or loss on retirement of property is included in income.

Estimates - The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company is periodically involved in legal actions or administrative proceedings arising in the normal course of business. At December 31, 2007, management is not aware of any material claims against the Company, either actual or threatened except for the following:

In 2006, the Company was subject to a judgment in a civil action for $3.8 million plus interest accruing at 4.99% (balance at December 31, 2006 of $4,161,101). The judgment was appealed by the Company and is currently stayed pending the outcome of the appeal. The Company and its Errors and Omissions insurance carrier, American International Specialty Line Insurance company (AISLIC), held a AAA arbitration that concluded on April 21, 2007. An award was handed down by the arbitration panel on May 29, 2007 in which they ruled that AISLIC was responsible for all financial liability associated with the original judgment and any result of the outstanding appeal. At this time, legal council advises that there is not additional legal or financial liability to the Company in regards to this matter.

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker— dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter—party.

Lease

On April 21, 2001 The Leaders Group, Inc. entered into a lease with WXI/MCN Real Estate Limited Partnership for Suite No. 575 in the office building commonly known as the Kellogg Office Building, 26 West Dry Creek Circle, Littleton, Colorado. The lease was for sixty—one (61) months which commenced on August 1, 2001 and ended on August 30, 2006. A first amendment was signed effective September 1, 2006 through December 31, 2013 which provides for the following payments:

2007—$84,572
2008—$86,740
2009—$88,908
2010—$91,077
2011—$93,246
2012—$95,414
2013—$97,583

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company paid management fees of $460,000 in 2007 and $300,000 in 2006 to Wickersham Management Corp., a corporation wholly owned by David Wickersham.

NOTE 5 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2)vi, the Company is required to maintain a minimum net capital of $50,000, and shall not permit its aggregate indebtedness to all other persons to exceed 1,000% of its net capital. As of December 31, 2007 the Company had net capital of $769,401. This was an excess of its required net capital of $50,000 at December 31, 2007.

NOTE 6 - PROVISION FOR INCOME TAXES

Provision for federal income taxes amounted to $3,185 for 2007.

NOTE 7 - FINANCIAL INSTRUMENTS

The Company maintains checking and savings accounts at commercial banks. At December 31, 2007 the Company's balance was in excess of the insured balance. The Company does not believe these funds are at risk.

NOTE 8 - EARNINGS PER SHARE

Earnings per share of common stock were computed by dividing net income by the number of common shares outstanding for the year.

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no borrowings under subordination agreements at December 31, 2007. The Company had no other debt at December 31, 2007.

NOTE 10 - CAPITAL STOCK

A summary of the Company's capital stock at December 31, 2007 is as follows:
Common stock - $.10 per value
Authorized —— 20,000 shares
Issued and outstanding — 10,000 shares

NOTE 11 - PROFIT SHARING PLAN—401(K)

On March 1, 2001 the Company adopted the HRC/SVL, LLC 401(k) Profit Sharing Plan and Trust and notice was given to the employees. Eligibility requirements are that the participant is age 21 or older and has 90 days of employment. The employer will make a safe harbor matching contribution on the 401(k) plan of 3% of compensation on salary deferrals and then fifty—cents on the dollar matching on the next 2% of 401(k) salary deferrals. Vesting is determined by length of service and becomes 100% vested after six (6) years. Withdrawals can be made when the participant separates from service, becomes disabled of attains the age of 50. 401(k) deferrals can be made up to 15% of participant's compensation. Company is not obligated to make a profit sharing contribution.

SUPPLEMENTARY INFORMATION

THE LEADERS GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Stockholder's Equity	$ 791,379
Less Non-Allowable Assets	21,978
Net Capital	$ 769,401
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum Net Capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 69,713
Net Capital in excess of amount required	$ 699,688
Aggregate Indebtedness	$1,045,699
Excess Net Capital at 1000%	$ 664,831
Ratio of Aggregate Indebtedness to Net Capital	135.9%
RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5)	
Net Capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 795,595
Detail adjustments:	
Accounts Payable and Accrued Liabilities	(4,216)
Net Capital, as adjusted	$ 791,379
Aggregate Indebtedness, as reported in the Company's Part IIA (unaudited) FOCUS report	$1,041,483
Detail adjustments:	
Judgement - Appealed	
Accounts Payable and Accrued Liabilities	4,216
Aggregate Indebtedness, as adjusted	$1,045,699

See the accompanying independent auditors' report.

THE LEADERS GROUP, INC.
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2007

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provision of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

THE LEADERS GROUP, INC.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

The Company does not hold customer funds or customer securities and consequently qualifies for exemption under the provisions of the Rule.

JASPERS + HALL, PC

CERTIFIED PUBLIC ACCOUNTANTS

7900 East Union Ave, Suite 900
Denver, CO 80237
303-773-3391

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
The Leaders Group, Inc.
Denver, Colorado

In planning and performing our audits of the financial statements of The Leaders Group, Inc. (the "Company") as of and for the year ended December 31, 2007 we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jaspers + Hall, PC

February 27, 2008

END